Harrah’s Entertainment, Inc.

One Caesars Palace Drive

Las Vegas, NV 89109

February 20, 2007

VIA EDGAR AND EMAIL

Susan Block, Esq.

Office of Structured Finance, Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harrah’s Entertainment, Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 001-10410

Dear Ms. Block:

As the Vice President, Associate General Counsel and Corporate Secretary of Harrah’s Entertainment, Inc. (the “Company”), I am responding to the oral requests received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) in a telephone call (the “Staff Inquiry”) to Latham & Watkins LLP, the Company’s counsel (“Latham”), on February 15, 2007.

To the extent this response relates to information concerning any of Hamlet Holdings LLC (“Parent”), Hamlet Merger Inc. (“Merger Sub”), Texas Pacific Group and TPG Partners V, L.P. (collectively, “TPG”), or Apollo Management, L.P and Apollo Management VI, L.P. (collectively, “Apollo” and, together with TPG, the “Equity Investors”), such response is included in this letter based on information provided to the Company by such other entities or their respective representatives.

You have requested further detail and analysis regarding our determination that the acquisition of the Company by the Equity Investors (the “Merger”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 19, 2006, by and among the Company, Parent and Merger Sub does not constitute a “Rule 13e-3 Transaction” pursuant to Rule 13e-3 under the Securities Exchange Act of 1934, as amended (“Rule 13e-3”).

The Company respectfully advises the Staff that it believes the proposed Merger does not constitute a “Rule 13e-3 Transaction” within the meaning of Rule 13e-3. TPG, Apollo, Parent and Merger Sub are not affiliates of the Company and our executive officers, Mr. Gary W. Loveman, Mr. Charles L. Atwood, Mr. Stephen H. Brammell, Mr. Jonathan S. Halkyard, Ms. Janis L. Jones, Ms. Virgina E. Shanks, Mr. Thomas M. Jenkin, Mr. J. Carlos Tolosa, Mr. David W. Norton, Mr. John Payne, Mr. Timothy S. Stanley and Ms. Mary H. Thomas (collectively, the “Company Executives”), who currently own less than 1% of the Company, are not affiliates of the Equity Investors, Parent or Merger Sub.

Accordingly, the Company does not believe that any of TPG, Apollo, Parent, Merger Sub or the Company Executives is a Schedule 13E-3 filing person in connection with the Merger.

None of the Equity Investors, Parent or Merger Sub (i) owns any equity securities in the Company, (ii) has any representation on the Company’s Board of Directors (or the right to appoint any representatives to the Board of Directors), (iii) has any other commercial relationship that would or could result in having the effect of being in control of, or of being under common control with, the Company or (iv) is otherwise in a position to directly or indirectly control or influence or have the power to direct or cause the direction of the management or policies of the Company. Accordingly, we conclude that none of the Equity Investors is an affiliate of the Company, either directly or through Parent or Merger Sub.

Furthermore, there are no relationships between any Company Executive and any of the Equity Investors, Parent or Merger Sub that would make any of the Equity Investors, Parent or Merger Sub an affiliate of the Company. As described in Section II.D.3 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline dated November 14, 2000 (the “Outline”), the key question is whether members of management that are affiliates of the issuer can be considered to be affiliates of the purchaser and hence on “both sides of the transaction,” making the purchaser also an affiliate of the issuer. No Company Executive possesses in any respect any indicia of control of Parent or Merger Sub, and neither Parent nor Merger Sub is under common control with the Company or any Company Executive.

In concluding that Company Executives were not “on both sides of the transaction,” we note that the Board of Directors established a special committee of non-management members of the Board of Directors (the “Special Committee”) with exclusive authority and responsibility for conducting, pursuing and negotiating all aspects of any transaction involving the Company, including the Merger. The Special Committee was made responsible for conducting, pursuing and negotiating all aspects of any transaction involving the Company, including the Merger. The Special Committee discharged its responsibilities directly and through independent financial and legal advisers retained directly by the Special Committee. Any participation by Company management in the process was at all times subject to and in accordance with the directions it received from the Special Committee. As described on page 26 of the preliminary proxy statement, the Special Committee on September 26, 2006, adopted certain guidelines and instructions for the Equity Investors and the Company Executives for an orderly process. Among other things, these guidelines and instructions established parameters for any discussions between the Equity Investors and the Company Executives, including the approval of such discussions by the Special Committee.

The Special Committee conducted an extended process in which it contacted or had discussions with third parties and engaged in meaningful discussions with competing bidders. The Special Committee also negotiated vigorously with the Equity Investors, resulting in the Equity Investors’ increasing their initial offer of $81.00 per share to

$90.00 per share, representing an approximate 11.1% premium to the original proposal. Furthermore, the Company was allowed to solicit indications of interest from third parties during a 25 day “go-shop” period after the execution of the Merger Agreement, and during this period the Special Committee’s financial advisor contacted or was contacted by 28 third parties, none of whom ultimately submitted a proposal to pursue a transaction involving the Company.

In its Manual of Publicly Available Telephone Interpretations (Jan. 1997), Going Private Transactions and Schedule 13E-3, Question 3 – “Rule 13e-3,” the Staff provides guidance concerning the factors to consider in evaluating whether a Schedule 13E-3 is required, namely “increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in X [the acquiring entity], and the representation of management on the Board of X.” Each of these factors is discussed in the response below to the issues raised in the Staff Inquiry of February 15, 2007.

Timeline of Negotiations Between the Equity Investors and the Company Executives

As described on page 26 of the preliminary proxy statement, early in the process the Special Committee adopted certain guidelines and instructions for the Equity Investors and the Company Executives to govern their discussions throughout the Special Committee process. These guidelines prohibited members of management from engaging in any discussion or negotiations with any bidders regarding their post-closing compensation, employee benefits or equity ownership until after the execution of a definitive agreement. Accordingly, there were no such discussions, much less any contract, agreement or understanding, between the Equity Investors and the Company Executives regarding such matters prior to the signing of the Merger Agreement. Furthermore, at the direction of the Special Committee, the Company Executives did not engage in any discussion of individual employment or compensation arrangements until after the expiration of the “go-shop” period. Following expiration of the “go-shop” period and with the knowledge of the Special Committee, the Equity Investors and the Company Executives commenced discussions regarding compensation, employee benefits and equity ownership applicable following consummation of the Merger. To date, these discussions have been preliminary in nature, and no terms or agreements have been reached. There is no specific timeline for negotiating or finalizing any such arrangements, although the Company currently expects that they will be in place prior to the closing of the Merger. The Company Executives have agreed with the Special Committee that they will not reach any agreements related to compensation, employee benefits and equity ownership following consummation of the Merger prior to the approval of the Merger by the Company’s stockholders.

Current Status of Negotiations Between the Equity Investors and the Company Executives

Discussions regarding compensation, employee benefits and equity ownership have occurred with the knowledge and consent of the Special Committee but at the direction of the Special Committee did not commence until completion of the “go-shop” period under the Merger Agreement. These discussions have been preliminary in nature and have not included negotiation of the specific terms applicable to any individual Company Executive. However, as described on page 64 of the preliminary proxy statement, the Equity Investors have proposed, in general terms, post-closing equity-based incentive compensation plans for Company management. However, no substantive discussions have taken place regarding the size of such pool or the terms of such equity-based incentive compensation plans. In addition, the Equity Investors have indicated that they may offer certain members of Company management the opportunity to convert all or a portion of their current equity interests in the Company (and may require certain Company Executives to convert portions of their current equity interests in the Company) into equity in Parent and/or a subsidiary of Parent (the “Successor Company”) or otherwise invest in the Successor Company, on terms that are no more favorable to management than to the Equity Investors. As noted above, the Company Executives have agreed with the Special Committee that they will not reach any agreements related to compensation, employee benefits and equity ownership following consummation of the Merger prior to the approval of the Merger by the Company’s stockholders.

Post-Closing Compensation Arrangements for Management

As noted on page 64 of the preliminary proxy statement, the Equity Investors have informed the Company that they currently intend to retain the Company Executives, including Mr. Loveman, to continue in their current management positions with the Company following the closing of the Merger. In the course of preliminary discussions regarding compensation, the Equity Investors have stated that they expect the Company Executives generally to receive salaries and bonuses consistent with their current arrangements. As noted above, the Company Executives have agreed with the Special Committee that they will not reach any agreements related to compensation, employee benefits and equity ownership following consummation of the Merger prior to the approval of the Merger by the Company’s stockholders.

Equity Participation of Management in the Successor Company

As described on page 64 of the preliminary proxy statement, the Equity Investors have indicated that they may offer certain members of Company management the opportunity to convert all or a portion of their current equity interests in the Company (and may require certain Company Executives to convert portions of their current equity interests in the Company) into equity interests in the Successor Company, or otherwise invest in the Successor Company, on terms that are no more favorable to management than to the Equity Investors. If the Company Executives were to reinvest all of their equity interests currently held in the Company and/or the cash merger consideration to be received by them in the Merger, it is currently expected that the Company Executives would own less than 4% of the Successor Company’s capital stock on a fully diluted basis. As noted above, the Company Executives have agreed with the Special Committee that they will not reach agreements related to compensation, employee benefits and equity ownership following consummation of the Merger prior to the approval of the Merger by the Company’s stockholders.

Further, as described on page 64 of the preliminary proxy statement, Parent intends to establish an equity-based incentive compensation plan for employees, a substantial portion of which is likely to be allocated to the Company Executives. The size of such equity-based incentive compensation plans has not yet been determined, and no awards have yet been made or promised. The Equity Investors have indicated that any options would have a strike price equal to the Equity Investors’ cost basis per share of common stock of Parent, and thus would be linked to increases in the value of the post-closing enterprise. Accordingly, it is not possible at this time to determine the amount of options that may be granted to some or all of the Company Executives, when those grants would be made, whether and when those options would vest and become exercisable, how many might be exercised and whether at any point in time the Company Executives might own in the aggregate in excess of 10% of the then outstanding equity interests in the Successor Company. However, as noted above, if the Company Executives were to reinvest all of their equity interests currently held in the Company and/or the cash merger consideration to be received by them in the Merger, it is currently expected that the Company Executives would own less than 4% of the Successor Company’s capital stock on a fully diluted basis.

Representation of Management on the Governing Body of Parent

To date, the Equity Investors have not invited any Company Executive to join the governing body of Parent. However, as noted on page 64 of the preliminary proxy statement, the Equity Investors may ask that one or more of the Company Executives serve on the governing body of Parent after the closing of the Merger.

Based on the foregoing facts, including that none of the Equity Investors, Parent or Merger Sub (i) owns any equity securities in the Company, (ii) has any representation on the Company’s Board of Directors (or the right to appoint any representatives to the Board of Directors), (iii) has any other commercial relationship that would or could result in having the effect of being in control of, or of being under common control with, the Company or (iv) has any relationship with any Company Executive that would make any of the Equity Investors, Parent or Merger Sub an affiliate of the Company, we conclude that none of the Equity Investors, Parent or Merger Sub is an affiliate of the Company. The Company accordingly concludes that the Merger does not constitute a “Rule 13e-3 Transaction.”

* * * * * * *

The Company acknowledges, with respect to the above-referenced filing, that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our response, please do not hesitate to contact John Huber of Latham & Watkins LLP at (202) 637-2242.

Very truly yours,

/s/ Michael D. Cohen
Michael D. Cohen Vice President, Associate General Counsel and Corporate Secretary

cc:	John Huber (Latham & Watkins LLP)
Charles Ruck (Latham & Watkins LLP)